[HomeGold Financial, Inc. letterhead]

                                November 13, 1998


Bankers Trust Company
Four Albany Street
New York, NY 10015
Attn: Ms. Ednora Lenares
     Corporate Trust and Agency Group


        RE: Release of Emergent Business Capital, Inc., Emergent Business Capital Equity Group, Inc. (f/k/a/ Emergent Equity Advisors, Inc.) and Emergent Commercial Mortgage, Inc. (each a "Guarantor" and collectively, the "Guarantors") from their guarantees (the "Guarantees") of HomeGold Financial, Inc.'s 10-3/4% Senior Notes, due 2004 (the "Notes")


Dear Ladies & Gentlemen:

        As of the date hereof, substantially all of the assets of the Guarantors were sold for cash (the "Sale") to TransAmerica Business Credit Corporation ("TransAmerica") and certain of its subsidiaries (collectively, the "Buyers") as part of the closing of the transactions contemplated in that certain Asset Purchase Agreement dated October 2, 1998 (the "Asset Purchase Agreement") by and among TransAmerica and certain subsidiaries thereof, the Sellers named therein and HomeGold Financial, Inc. (f/k/a Emergent Group, Inc., hereinafter, the "Company"). All of the cash proceeds from the sale of the Guarantors' assets were used, as of the date hereof, to reduce the outstanding balance and the total commitment under that certain Mortgage Loan Warehousing Agreement dated June 30, 1998, by and among HomeGold, Inc. and Carolina Investors, Inc. as Borrowers, the Financial Institutions Party Thereto as Lenders and The CIT Group/Business Credit, Inc. as Administrative Agent. The Guarantors, HomeGold, Inc. and Carolina Investors, Inc. are South Carolina corporations, wholly-owned subsidiaries of the Company and "Subsidiary Guarantors" as defined in the indenture for the Notes and the Subsidiary Guarantees thereof dated September 23, 1997 (the "Indenture"), between the Company, the Subsidiary Guarantors (as defined in the Indenture) and Bankers Trust Company, as trustee (the "Trustee").

        The purpose of this letter is to inform you that as of the date hereof, the Guarantors are released from their Guarantees (which are Subsidiary Guarantees as defined in the Indenture) as provided in Section 1203 of the Indenture as a result of the

Sale. As required by such Section 1203, please find enclosed an Officers' Certificate (as defined in the Indenture), an Opinion of Counsel (as defined in the Indenture) and Board Resolutions (as defined in the Indenture) of the Guarantors pertaining to the Sale. Please sign below one copy of this letter and return it to us to indicate your acknowledgment of the release of the Guarantors from their Guarantees.

        With best regards, I am


                                            Very truly yours,

                                            /s/ Kevin J. Mast
                                            --------------------------------
                                            Kevin J. Mast Vice President
                                            HomeGold Financial, Inc.







        Bankers Trust Company hereby acknowledges receipt of this letter and the Officers' Certificate, Opinion of Counsel and Board Resolutions mentioned herein and acknowledges that Emergent Business Capital, Inc., Emergent Business Capital Equity Group, Inc. (f/k/a Emergent Equity Advisors, Inc.) and Emergent Commercial Mortgage, Inc. are released thereby from their Guarantees (which are Subsidiary Guarantees as defined in the Indenture) of the Notes.


BANKERS TRUST COMPANY                              Date: 11/16/98
                                                         --------

By: /s/ Ednora G. Linares
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Name: Ednora G. Linares
      ---------------------
Title: Assistant Vice President
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